Exhibit 99.1

Aurinia Announces Results of Annual General Meeting

VICTORIA, British Columbia--(BUSINESS WIRE)--June 22, 2018--Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) (NASDAQ: AUPH / TSX: AUP) is pleased to announce that the eight incumbent directors of the Company were elected at the Company’s annual general meeting held on June 21, 2018 (the “Meeting”).

Detailed results of the vote by proxy for the election of directors are provided below:

	Votes For (%)	Votes Withheld (%)
Nominee
Election of Directors
Richard Glickman	99.37%	0.63%
Lorin J. Randall	99.48%	0.52%
Benjamin Rovinski	99.41%	0.59%
David Jayne	99.47%	0.53%
Hyuek Joon Lee	99.32%	0.68%
George Milne	98.75%	1.25%
Joseph Hagan	99.20%	0.80%
Michael Hayden	99.45%	0.55%

All other matters voted on at the Meeting (including confirming the number of directors at eight and approving the appointment of PricewaterhouseCoopers LLP as auditors) were also approved. Voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com and EDGAR at www.edgar.com.

About Aurinia

Aurinia is a clinical stage biopharmaceutical company focused on developing and commercializing therapies to treat targeted patient populations that are suffering from serious diseases with a high unmet medical need. The Company is currently developing voclosporin, an investigational drug, for the potential treatment of lupus nephritis (“LN”), focal segmental glomerulosclerosis (“FSGS”) and dry eye syndrome (“DES”). The Company is headquartered in Victoria, BC and focuses its development efforts globally.

About LN

LN in an inflammation of the kidney caused by Systemic Lupus Erythematosus (“SLE”) and represents a serious progression of SLE. SLE is a chronic, complex and often disabling disorder. The disease is highly heterogeneous, affecting a wide range of organs & tissue systems. Unlike SLE, LN has straightforward disease outcomes (measuring proteinuria) where an early response correlates with long-term outcomes. In patients with LN, renal damage results in proteinuria and/or hematuria and a decrease in renal function as evidenced by reduced estimated glomerular filtration rate (“eGFR”), and increased serum creatinine levels. LN is debilitating and costly and if poorly controlled, LN can lead to permanent and irreversible tissue damage within the kidney, resulting in end-stage renal disease (“ESRD”), thus making LN a serious and potentially life-threatening condition.

About FSGS

FSGS is a lesion characterized by persistent scarring identified by biopsy and proteinuria. FSGS is a cause of Nephrotic Syndrome (“NS”) and is characterized by high morbidity. NS is a collection of symptoms that indicate kidney damage, including: large amounts of protein in urine; low levels of albumin and higher than normal fat and cholesterol levels in the blood, and edema. Similar to LN, early clinical response and reduction of proteinuria is thought to be critical to long-term kidney health. Currently, there are no approved therapies for FSGS in the United States and the European Union.

About DES

DES, or keratoconjunctivitis sicca, is a chronic, multifactorial, heterogeneous disease in which a lack of moisture and lubrication on the eye’s surface results in irritation and inflammation of the eye.

About Voclosporin

Voclosporin, an investigational drug, is a novel and potentially best-in-class CNI with clinical data in over 2,400 patients across indications. Voclosporin is an immunosuppressant, with a synergistic and dual mechanism of action. By inhibiting calcineurin, voclosporin blocks IL-2 expression and T-cell mediated immune responses and stabilizes the podocyte in the kidney. It has been shown to have a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency, an altered metabolic profile and potential for flat dosing compared to legacy CNIs. Aurinia anticipates that upon regulatory approval, patent protection for voclosporin will be extended in the United States and certain other major markets, including Europe and Japan, until at least October 2027 under the Hatch-Waxman Act and comparable laws in other countries and until April 2028 with anticipated pediatric extension.

About VOS

VOS is an aqueous, preservative free nanomicellar solution containing 0.2% voclosporin intended for use in the treatment of DES. Studies have been completed in rabbit and dog models, and a single Phase I has also been completed in healthy volunteers and patients with DES. VOS has IP protection until 2031.

Forward-Looking Statements

Certain statements made in this press release may constitute forward-looking information within the meaning of applicable Canadian securities law and forward-looking statements within the meaning of applicable United States securities law. These forward-looking statements or information include, but are not limited to statements or information with respect to: voclosporin being potentially a best-in-class CNI and the anticipated patent protection for voclosporin in the United States and certain other major markets. We have made numerous assumptions about the forward-looking statements and information contained herein, including among other things, assumptions about Aurinia being able to extend its patents on terms acceptable to Aurinia, and the state of CNIs in LN. Even though the management of Aurinia believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

Forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Aurinia to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Such risks, uncertainties and other factors include, among others, the following: difficulties, delays, or failures we may experience in the conduct of our planned AURORA clinical trial; difficulties we may experience in completing the development and commercialization of voclosporin; the market for the LN business may not be as estimated; Aurinia may have to pay unanticipated expenses; estimated costs for clinical trials may be underestimated, resulting in Aurinia having to make additional expenditures to achieve its current goals; Aurinia not being able to extend its patent portfolio for voclosporin; and competitors may arise with similar products. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actual results, performances, achievements or events to not be as anticipated, estimated or intended. Also many of the factors are beyond our control. There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly you should not place undue reliance on forward-looking statements or information.

Except as required by law, Aurinia will not update forward-looking information. All forward-looking information contained in this press release is qualified by this cautionary statement. Additional information related to Aurinia, including a detailed list of the risks and uncertainties affecting Aurinia and its business can be found in Aurinia’s most recent Annual Information Form available by accessing the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com or the U.S. Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System (EDGAR) website at www.sec.gov/edgar.

We seek Safe Harbor.

CONTACT:
Aurinia Pharmaceuticals Inc.
Investor Contact:
Celia Economides
VP, Corporate & Public Affairs
IR@auriniapharma.com
or
Media:
Christopher Hippolyte, 212-364-0458
Christopher.hippolyte@inventivhealth.com